                                                                    EXHIBIT 99.1

     [RSA SECURITY LOGO]

                                  RSA SECURITY INC.           Tel   781 515 5000
                                  174 Middlesex Turnpike       Fax  781 515 5450
                                  Bedford, MA 01730          www.rsasecurity.com


                                 August 5, 2002



VIA FACSIMILE AND OVERNIGHT MAIL
--------------------------------

Michael A. Jacobs
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 04105-2482

         Re:   G-Q Patent Dispute

Dear Michael:

         This letter confirms the agreements RSA and Novell reached concerning Novell's tender of the defense of and the litigation strategy relating to France Telecom's claim for infringement of U.S. Patent No. 5,140,634 (the "G-Q patent"), currently pending in U.S. District Court in Delaware, and the defense strategy relating to the arbitration entitled, France Telecom and Telefusion de France v. RSA Security, Inc., presently pending before the International Chamber of Commerce Court of Arbitration (the "Arbitration"), and related matters. Both RSA and Novell believe that France Telecom's claims are without merit, and that the likelihood that damages for infringement or other remedies will be awarded to France Telecom is low. The parties also agree, however, that it is sensible to address certain issues at this point, while deferring others for another time. The parties further agree that they have common interests in these actions, and it is helpful to reduce to writing certain agreements intended to aid in the pursuit of these common interests. The parties therefore agree that:

         1. The indemnification provisions of the RSA/Novell software license, dated June 1, 1990 ("Software License"), remain in effect except as specifically modified by this agreement, and any limitations period (or other time-sensitive defense, such as waiver or estoppel) applicable to Novell's tender or a request for indemnification is tolled as of the date of this letter agreement. This letter agreement shall be treated as an addendum to the Software License. In addition, RSA agrees to toll any limitations period or other time sensitive defense, such as waiver or estoppel, applicable to any other Novell claim related to its claim for indemnification, such as any tort claim, any breach of warranty claim, or any claim for costs and attorneys fees under the software license, as of the date of this letter agreement.

         2. (a) In the unlikely event that, after exhaustion of appeals, damages (including interest and the plaintiff's attorneys' fees) are paid on behalf of Novell of up to $5,000,000 as a result of the above-referenced litigation, RSA will pay Novell 50% of the amount of such damages, that is, up to $2,500,000, and Novell will bear the remaining 50%. By way of example, if damages are paid on behalf of Novell in the amount of $3,000,000, RSA will pay Novell $1,500,000.

Michael A. Jacobs
August 5, 2002
Page Two


                  (b) RSA's potential liability to Novell for indemnification of any damages awarded over $5,000,000 will be governed, insofar as a claim under the Software License's indemnification provisions is concerned, by the indemnity provisions of the Software License as originally executed as will RSA's potential liability for indemnification in circumstances other than the awarding of damages, e.g., a payment made in settlement. Notwithstanding this paragraph, Novell agrees that it will not seek reimbursement of its litigation expenses (including attorneys' fees) from RSA.

3. The parties have entered into a separate agreement concerning litigation strategy. The parties have also agreed that in the event Novell alleges in the course of a claim for indemnification that RSA has breached certain terms of the litigation strategy agreement, the parties may introduce this letter agreement and lawyer arguments in support or defense of a claim for indemnification.

         Please indicate RSA's agreement to the above terms by countersigning below.

                                              Sincerely,


                                              /s/ Margaret Seif
                                              ----------------------------------
                                                  Margaret Seif





Agreed

For Novell, Inc.


By /s/ Joseph A. Lasala
   -----------------------------